UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-38397

Farmmi, Inc.

(Translation of registrant’s name into English)

Fl 1, Building No. 1, 888 Tianning Street, Liandu District

Lishui, Zhejiang Province

People’s Republic of China 323000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Private Placement

On February 25, 2022, Farmmi, Inc. (“Farmmi”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which Farmmi agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”).

Pursuant to the Securities Purchase Agreement, Farmmi agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from Farmmi in the aggregate 30,000,000 of Farmmi’s ordinary shares (the “Shares”) at USD$0.20 per share for USD$6,000,000.

On February 28, 2022, Farmmi closed the Transaction. There are 597,780,383 ordinary shares outstanding after the issuance of the Shares purchased.

The Shares are being sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S thereunder. Each Purchaser understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom. The Shares are subject to restrictions on sale prior to September 15, 2022. No placement agent was involved in the Private Placement.

A copy of the Securities Purchase Agreement is filed as exhibit 10.1 to this report and are incorporated by reference herein. The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

On March 2, 2022, the Company issued a press release announcing the closing of the Private Placement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Securities Purchase Agreement, dated February 25, 2022, by and between Tantech Holdings Ltd and the Purchasers
99.1	Press Release dated March 2, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Farmmi, Inc.

Date: March 2, 2022	By:	/s/ Yefang Zhang
Yefang Zhang
Chief Executive Officer